Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY LNG PARTNERS L.P. ANNOUNCES
PUBLIC OFFERING OF 5,500,000 COMMON UNITS
Hamilton, Bermuda, November 2, 2011 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it plans to offer 5,500,000 common units representing limited partner interests in a public offering. Teekay LNG expects to grant the underwriters a 30-day option to purchase an additional 825,000 common units. The Partnership intends to use a portion of the net proceeds from the public offering to fund its share of the equity purchase price for ownership interests in eight liquefied natural gas (LNG) carriers that the joint venture between the Partnership and Marubeni Corporation plans to acquire from A.P. Moller-Maersk A/S (the Acquisition), if and as such payments become due. All interim and remaining net proceeds from the offering will be used to repay amounts outstanding on one of the Partnership’s revolving credit facilities. This offering is not contingent on the closing of the Acquisition, and the Acquisition is not contingent on the closing of this offering.
Teekay LNG is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of 20 LNG carriers, five LPG carriers, ten Suezmax class crude oil tankers and one Handymax product tanker. The Partnership’s interests in these vessels range from 33 to 100 percent.
Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.
The joint book running managers for this offering are Citigroup, Deutsche Bank Securities Inc., J.P. Morgan and Morgan Stanley. The senior co-managers are DnB NOR Markets and ABN AMRO. The junior co-manager is Credit Agricole CIB.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220, Tel: (800) 831-9146, e-mail: batprospectusdept@citi.com; Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901, Tel: 800-503-4611, email: prospectus.cpdg@db.com; J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Tel: (866) 803-9204; or Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, email: prospectus@morganstanley.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements which include the proposed offering of common units and the use of proceeds from the proposed offering to fund the Acquisition, involve risks and uncertainties that could cause the outcome to be materially different, including Teekay LNG not completing the Acquisition.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
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